Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 11, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV (the “Trust”)
(File Nos. 333-174332; 811-22559)

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on May 5, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust Intermediate Government Opportunities ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness.

Comment 2 – Principal Investment Strategies

Please add a summary to the section entitled “Principal Investment Strategies” regarding how the Advisor determines when to sell an investment.

Response to Comment 2

Pursuant to the Staff’s comment, the third paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below.

In managing the Fund’s portfolio, the Fund’s portfolio managers utilize a top-down, bottom-up analytical investment process. The portfolio managers will first conduct a top-down review of the available mortgage-backed and U.S. Treasury securities to determine position weights based on its evaluation of market fundamentals. The portfolio managers then perform a bottom-up analysis of individual securities to determine in which asset types the portfolio will be over, neutral and underweight. Based upon this process, the portfolio managers decide when to buy and sell securities. The portfolio managers analyze the Fund’s holdings on a systematic basis to monitor any changes in security and portfolio performance, in addition to looking for meaningful changes in risk factors. (emphasis added)

Comment 3 – Principal Investment Strategies

The Staff notes that the Fund may invest in exchange-traded funds pursuant to its principal investment strategy; however, the Fund discloses in response to Item 9 of Form N-1A that it does not expect to invest in the securities of other investment companies. Please reconcile this discrepancy.

Additionally, if the fees and expenses relating to the Fund’s investments in exchange-traded funds are greater than one basis point, please add a separate line item to the “Annual Fund Operating Expenses” table set forth under the section entitled “Fees and Expenses of the Fund” to reflect such acquired fund fees and expenses (AFFE) or supplementally confirm to the Staff that such AFFE will be reflected in the other expenses.

Response to Comment 3

Pursuant to the Staff’s comment, the expense table has been revised accordingly.

Comment 4 – Principal Investment Strategies

The Staff notes that derivatives are part of the Fund’s principal investment strategy. Please disclose that such instruments will be valued on a mark-to-market basis for purposes of complying with the Fund’s 80% investment policy set forth in the first paragraph of the section entitled “Principal Investment Strategies.”

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 5 – Principal Investment Strategies

The Staff notes that the Fund will use a weighted average effective duration methodology for purposes of its investment strategy and thinks that “duration” should be added to the name of the Fund. Please consider revising the name of the Fund to incorporate the term “duration.”

Response to Comment 5

The Fund respectfully declines to revise its name as it has determined that the name complies with Section 35(d) of the 1940 Act and the accompanying Rule 35d-1.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosures set forth in the section entitled “Principal Investment Strategies”:

In managing the Fund’s portfolio, the Fund’s portfolio managers utilize a top-down, bottom-up analytical investment process. The portfolio managers will first conduct a top-down review of the mortgage-backed security and Treasury fixed income sectors to determine sector position weights based on its evaluation of market fundamentals. The portfolio managers then perform a bottom-up analysis of individual securities to determine in which sub-sectors the portfolio will be over, neutral and underweight. The portfolio managers analyze the Fund’s holdings on a systematic basis to monitor any changes in security and portfolio performance, in addition to looking for meaningful changes in risk factors.

Please explain in plain English which sectors “mortgage-backed security” and “Treasury fixed income” relate to, as such are not commonly referred to as specific sectors.

Please also revise the referenced disclosures to disclose in plain English the Advisor’s criteria for selecting investments.

Response to Comment 6

Pursuant to the Staff’s comment, the third paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below.

In managing the Fund’s portfolio, the Fund’s portfolio managers utilize a top-down, bottom-up analytical investment process. The portfolio managers will first conduct a top-down review of the available mortgage-backed and U.S. Treasury securities to determine position weights based on its evaluation of market fundamentals. The portfolio managers then perform a bottom-up analysis of individual securities to determine in which asset types the portfolio will be over, neutral and underweight. Based upon this process, the portfolio managers decide when to buy and sell securities. The portfolio managers analyze the Fund’s holdings on a systematic basis to monitor any changes in security and portfolio performance, in addition to looking for meaningful changes in risk factors. (emphasis added)

Comment 7 – Principal Investment Strategies

The Staff notes the paragraph set forth in the section entitled “Principal Investment Strategies” beginning with “[u]nder normal market conditions, the portfolio managers will manage the Fund’s portfolio to have a weighted average effective duration of three to eight years.” Please consider combining this paragraph with the immediately preceding paragraph to avoid repetitive disclosures.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 8 – Principal Investment Strategies

Please consider deleting “and cash and cash equivalents” set forth in the section entitled “Principal Investment Strategies” if such investments are not part of the Fund’s principal investment strategy.

Response to Comment 8

The Fund has relocated the disclosure entitled “Cash Equivalents and Short-Term Investments” from “Non-Principal Investments” to “Principal Investments” in the section entitled “Fund Investments.”

Comment 9 – Principal Investment Strategies

Please supplementally confirm that expenses relating to short sale transactions are included in the “Annual Fund Operating Expenses” table set forth under the section entitled “Fees and Expenses of the Fund” or otherwise revise such fee table to include such expenses.

Response to Comment 9

The Fund currently intends to obtain short exposure through the use of derivatives contracts that do not generate the type of short sale expenses typically associated with obtaining short positions in equity securities and are reflected in the “Annual Fund Operating Expenses” table. Nonetheless, to the extent that the Fund obtains short positions in a manner that does incur expenses properly reflected in the “Annual Fund Operating Expenses” table, the Fund represents that such table will be revised to properly reflect such expenses.

Comment 10 – Principal Investment Strategies

The Staff notes the penultimate paragraph set forth under the section entitled “Principal Investment Strategies.” Please confirm whether the Fund may hold distressed and/or defaulted securities as part of its principal investment strategy. If so, please disclose that along with the corresponding risks.

Response to Comment 10

The Fund does not currently intend to invest in distressed or defaulted securities as part of its principal investment strategy.

Comment 11 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 11

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Fund continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 12 – Principal Risks

The Staff notes “Asset-Backed Securities Risk” set forth in the section entitled “Principal Risks.” Please consider revising the risk to make clear that the asset-backed securities in which the Fund invests are privately-issued, non-agency sponsored asset-backed securities.

Response to Comment 12

The Registrant respectfully declines to revise the disclosure as the Fund already includes “Non-Agency Securities Risk” and is compliant with the requirements of Form N-1A.

Comment 13 – Principal Risks

The Staff notes “Floating Rate Debt Securities Risk” set forth in the section entitled “Principal Risks.” Please disclose in the prospectus that it may take longer than seven days for transactions in the floating rate loans to settle, which means it could take the Fund significant time to receive money after selling its investments.

Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of such lengthy settlement period.

If the Fund holds a significant amount of covenant lite loans, please revise the risk to include the heightened risks associated with such loans.

Response to Comment 13

The referenced disclosure has been replaced with “Floating Rate Securities Risk” which more precisely describes the relevant risks of the floating rate securities in which the Fund intends to invest. The Fund does not currently intend to invest in loans, including covenant lite loans, as part of its principal investment strategy.

Comment 14 – Principal Risks

The Staff notes “Interest Rate Risk” set forth in the section entitled “Principal Risks.” Please update this risk with respect to current interest rates.

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 15 – Principal Risks

The Staff notes “Significant Exposure Risk” set forth in the section entitled “Principal Risks.” If the Fund intends to invest significantly in a particular industry, jurisdiction or sector, please disclose such industry, jurisdiction or sector along with the corresponding risks.

Response to Comment 15

The Fund does not currently intend to invest significantly in a particular industry, jurisdiction or sector that is otherwise undisclosed.

Comment 16 – Principal Risks

The Staff notes “U.S. Government Securities Risk” set forth in the section entitled “Principal Risks.” Please revise the risk to distinguish between the securities backed by the full faith and credit of the U.S. government and those which are not.

Response to Comment 16

The Registrant has thoughtfully considered the Staff’s comment and upon its examination of “U.S. Government Securities Risk” in the section entitled “Principal Risks” and “Additional Risks of Investing in the Fund” has determined that the risk that the Fund may invest in certain Government Securities that are not backed by the full faith and credit of the U.S. government is adequately disclosed, as reproduced below. The Registrant does not believe it is either appropriate or necessary to include additional detail regarding the specifics of which securities are and are not backed by the full faith and credit of the U.S. government beyond what is currently disclosed.

U.S. Government Securities Risk. … While securities issued or guaranteed by U.S. federal government agencies (such as Ginnie Mae) are backed by the full faith and credit of the U.S. Department of the Treasury, securities issued by government sponsored entities (such as Fannie Mae and Freddie Mac) are solely the obligation of the issuer and generally do not carry any guarantee from the U.S. government.

Additionally, the possibility that the Fund is exposed to credit risk with regard to the issuer of certain securities it intends to purchase is further disclosed in “Credit Risk” and “Debt Securities Risk.” Accordingly, the Registrant has determined that the risks associated with its investments in U.S. government securities is adequately described and compliant with the requirements of Form N-1A.

Comment 17 – Performance

Please disclose the broad-based securities market index that the Fund intends to use.

Response to Comment 17

The Fund’s broad-based securities market index will be the Bloomberg Barclays Aggregate Bond Index.

Comment 18 – Additional Information on the Fund’s Investment Objective and Strategies

Please carry forward the applicable changes from Item 4 to the Item 9 disclosures.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosures have been revised accordingly.

Comment 19 – Additional Information on the Fund’s Investment Objective and Strategies

If not applicable to the Fund’s investment strategy, please delete the second paragraph set forth in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.”

Response to Comment 19

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 20 – Additional Information on the Fund’s Investment Objective and Strategies

Please disclose in the section entitled “Additional Information on the Fund’s Investment Objective and Strategies” a more fulsome discussion regarding how the Advisor decides which securities to buy and sell, as required by Item 9(b)(2) of Form N-1A.

Please also disclose the specific credit ratings of the Fund’s investments in investment grade securities.

Response to Comment 20

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 21 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 21

The Funds and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Funds and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 22 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 22

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 23 – Statement of Additional Information

The Staff notes the follow disclosure under “Suspension of Creations” set forth in the “Statement of Additional Information”:

Circumstances in which the Fund may suspend creations include, but are not limited to…

Please consider whether the disclosure should state “suspend and reject.”

Response to Comment 23

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren